# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HERTZ GLOBAL HOLDINGS, INC., CIK 0001657853
CUSIP: 42806J700
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8501 Williams Road, Estero, Florida (FL), 33928
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0001104659-21-091229
Filed by CIK 0001852329
Persons authorized to receive notices and communications: Laura Torrado, c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, New York (NY), 10017, (212) 356-2900

## Reporting persons
- CK Amarillo LP (CIK 0001852329): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (59.1% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its annual report on Form 10-K filed on February 18, 2025, reflecting 306,833,824 shares of Common Stock issued and outstanding as of February 6, 2025.
- CK Amarillo GP, LLC (CIK 0001872129): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (59.1% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its annual report on Form 10-K filed on February 18, 2025, reflecting 306,833,824 shares of Common Stock issued and outstanding as of February 6, 2025.
- Certares Opportunities LLC (CIK 0001871984): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (59.1% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its annual report on Form 10-K filed on February 18, 2025, reflecting 306,833,824 shares of Common Stock issued and outstanding as of February 6, 2025.
- Knighthead Capital Management, LLC (CIK 0001512397): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (59.1% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its annual report on Form 10-K filed on February 18, 2025, reflecting 306,833,824 shares of Common Stock issued and outstanding as of February 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HERTZ GLOBAL HOLDINGS, INC.
Address of issuer's principal executive offices: 8501 Williams Road, Estero, Florida (FL), 33928
Comment:
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 8 ("Amendment No. 8") amends the Schedule 13D filed with the SEC on July 12, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on November 16, 2021, Amendment No. 2, filed with the SEC on August 1, 2022, Amendment No. 3, filed with the SEC on October 28, 2022, Amendment No. 4, filed with the SEC on February 7, 2023, Amendment No. 5, filed with the SEC on April 27, 2023, Amendment No. 6, filed with the SEC on November 7, 2023, and Amendment No. 7, filed with the SEC on July 2, 2024 (together with the Original Schedule 13D, the "Schedule 13D") relating to the Common Stock of Hertz Global Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is amended as follows:

On March 24, 2025, the Company entered into a voting agreement (the "Voting Agreement") with CK Amarillo pursuant to which CK Amarillo agreed, on each matter brought to a vote at any annual or special meeting of the Company's stockholders and in connection with any action proposed to be taken by consent of the Company's stockholders in lieu of a meeting, to vote all shares of Common Stock and any bonds, debentures, notes or other indebtedness or instruments or any other shares of capital stock or voting or equity securities of the Company that have the right to vote on such matter (together with the Common Stock, the "Voting Securities") beneficially owned by CK Amarillo that, together with the Voting Securities held by any CK Amarillo affiliate, exceed 45% of the total voting power of all of the outstanding Voting Securities (the "Excess Voting Securities"), in the same proportion as all other votes cast by stockholders or effective consents duly executed and delivered by stockholders, determined (i) without taking into consideration any Voting Securities that are not voted or with respect to which a broker non-vote is exercised or registered and (ii) without inclusion of votes cast or consents delivered by CK Amarillo or any CK Amarillo affiliate. Any Voting Securities that are not Excess Voting Securities may be voted at the discretion of CK Amarillo. The Voting Agreement will terminate per its terms at such time that (i) CK Amarillo and any CK Amarillo affiliate, collectively, cease to beneficially own 45% or more of the Voting Securities then outstanding and (ii) the Company has expended all funds authorized on the stock repurchase programs authorized by the Company's board of directors in 2021 and 2022 (the "Repurchase Programs") or the Company has terminated the Repurchase Programs. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Voting Agreement, which is attached hereto as an exhibit to this Amendment No. 8 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information set forth in Item 7 of the Schedule 13D is amended as follows:

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of July 12, 2021 and incorporated by reference to the Schedule 13D filing on such date by the Reporting Persons.

Exhibit 99.2 Voting Agreement, dated as of March 24, 2025, by and between the Issuer and CK Amarillo LP (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on March 24, 2025).

## Signatures
- CK Amarillo LP: /s/ Tom LaMacchia, Tom LaMacchia, Authorized Signatory of CK Amarillo GP, LLC, General Partner of CK Amarillo LP (03/26/2025)
- CK Amarillo LP: /s/ Laura Torrado, Laura Torrado, Authorized Signatory or CK Amarillo GP, LLC, General Partner of CK Amarillo LP (03/26/2025)
- CK Amarillo GP, LLC: /s/ Tom LaMacchia, Tom LaMacchia, Authorized Signatory (03/26/2025)
- CK Amarillo GP, LLC: /s/ Laura Torrado, Laura Torrado, Authorized Signatory (03/26/2025)
- Certares Opportunities LLC: /s/ Tom LaMacchia, Tom LaMacchia, Managing Director & General Counsel, Certares Management LLC, Sole Member of Certares Opportunities LLC (03/26/2025)
- Knighthead Capital Management, LLC: /s/ Laura Torrado, Laura Torrado, General Counsel (03/26/2025)